
10012985

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549


SEC MAIL
RECEIVED
PROCESSING
JUN 24 2010
WASH. D.C.
193
SECTION

FORM 11-K

(Mark One)

[x] **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2009

OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period __________ to __________

Commission File Number 333-13302

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: HANNAFORD SAVINGS AND INVESTMENT PLAN
145 Pleasant Hill Road
Scarborough, Maine 04074

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Etablissements Delhaize Frères et Cie “Le Lion” (Groupe Delhaize)
Square Marie Curie 40
1070 Brussels
Belgium

BAKER | NEWMAN | NOYES
Certified Public Accountants

Hannaford Savings and Investment Plan

Financial Statements as of December 31, 2009 and 2008, and for the Year Ended December 31, 2009, Supplemental Schedule as of December 31, 2009, and Report of Independent Registered Public Accounting Firm

INTEGRITY • SERVICE • SOLUTIONS

HANNAFORD SAVINGS AND INVESTMENT PLAN

TABLE OF CONTENTS

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee of and Participants in
Hannaford Savings and Investment Plan

We have audited the accompanying statements of net assets available for benefits of the Hannaford Savings and Investment Plan (the Plan) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008 and the changes in net assets available for benefits for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the *Employee Retirement Income Security Act of 1974*. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Baker Newman & Noyes
Limited Liability Company

Portland, Maine
June 24, 2010

HANNAFORD SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2009 AND 2008

	2009	2008
ASSETS:		
Participant-directed investments—at fair value	$ 395,275,020	$ 303,885,921
Receivables:		
Other		96,524
Net Assets Available for Benefits at fair value	$ 395,275,020	$ 303,982,445
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	$ (1,461,967)	$ 840,650
NET ASSETS AVAILABLE FOR BENEFITS	$ 393,813,053	$ 304,823,095

See notes to financial statements.

HANNAFORD SAVINGS AND INVESTMENT PLAN	
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS	
YEAR ENDED DECEMBER 31, 2009	
ADDITIONS:	
Investment income:	
Dividends	$ 8,187,304
Interest	1,281,392
Net appreciation in fair value of investments	62,002,739
Total investment income	71,471,435
Contributions:	
Employer's	9,297,847
Participants'	21,842,543
Rollovers	429,395
Other	89,952
Total contributions	31,659,737
Net amount	103,131,172
DEDUCTIONS:	
Benefits paid to participants	(13,936,009)
Redemption Fees	(1,774)
Net transfers out of Plan	(103,639)
Other Deductions	(99,792)
Total deductions	(14,141,214)
NET INCREASE	88,989,958
NET ASSETS AVAILABLE FOR BENEFITS:	
Beginning of year	304,823,095
End of year	$ 393,813,053
See notes to financial statements.	

HANNAFORD SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009 AND 2008,
AND FOR THE YEAR ENDED DECEMBER 31, 2009

1. DESCRIPTION OF PLAN

The following description of the Hannaford Savings and Investment Plan (the "Plan") is provided for general information purposes only. Participants should refer to the plan document for more complete information.

General—The Plan is sponsored by Hannaford Bros. Co. (the "Company"), a wholly owned subsidiary of Delhaize America, Inc. The Plan is a defined contribution plan. The Administrative Committee, appointed by the Board of Directors of the Company, controls and manages the operation and administration of the Plan. The Vanguard Group ("Vanguard") serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Eligibility—All officers and employees of the Company who have completed one year of service, generally defined by 1,000 hours and attainment of their twenty-first birthday are eligible to participate in the Plan. The Plan was restated effective January 1, 2008.

Contributions—Each year, participants may contribute up to 50% (5% in the case of highly compensated associates) of their pretax annual compensation, as defined in the Plan, subject to certain Internal Revenue Code limitations. Generally, the Company contributes 100% of the first 1% of base compensation that a participant contributes to the Plan, 50% of the next 4% (greater than 1% but not exceeding 5%) of base compensation contributed, and 25% of the subsequent 4% (greater than 5% but not exceeding 9%) of base compensation that a participant contributes to the Plan. Additional amounts may be contributed at the discretion of the Company's Board of Directors. No such additional discretionary contributions were made for the year ended December 31, 2009. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Participant Accounts—Individual accounts are maintained for each plan participant. Each participant's account is credited with the participant's contribution, the Company's matching contribution, and allocations of Company discretionary contributions and plan earnings and charged with benefit payments and allocations of plan losses and other expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investments—Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers various mutual funds, a common trust fund, and the Delhaize Group Stock Fund as investment options for participants.

The Delhaize Group Stock Fund invests primarily in American Depository Receipts ("ADRs") representing the ordinary shares of Etablissements Delhaize Fréres et Cie "Le Lion" S.A. ("Delhaize Group"), the parent company of the Company. The Delhaize Group Stock Fund utilizes the unit accounting method, with each share equal to four units.

Vesting—Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company's contribution portion of their accounts is based on years of credited service. A participant is 100% vested after three years of credited service. Forfeited balances of terminated participants are used to reduce future employer contributions.

Participant Loans—Participants may borrow from their fund accounts a minimum of $1000 up to a maximum of $50,000 or 50% of their account balances, whichever is less. The loans are secured by the balance in the participant's account and bear interest at rates commensurate with local prevailing rates as determined by the plan administrator. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits—Upon termination of service due to death, disability, or retirement, a participant may elect to receive a lump-sum amount equal to the value of the participant's vested interest in his or her account. A participant may elect to have his or her investment in the Delhaize Group Stock Fund distributed in whole shares of ADRs. In addition, a terminated participant may elect to defer payment of their vested balance until April 1st following the year they reach age 65.

Net Transfers Out of Plan—During 2009, $9,322, which is included in total rollovers on the accompanying statement of changes in net assets available for benefits and ($103,639) of participant account balances were transferred from (to) the Profit-Sharing and Retirement Plan of Food Lion, LLC (the "Food Lion Plan"), respectively. Food Lion, LLC is a wholly owned subsidiary of Delhaize America, Inc. Participant account balances are transferred between the Plan and the Food Lion Plan as changes in employment between the companies occur.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The financial statements are prepared on an accrual basis and in conformity with accounting principles generally accepted in the United States of America.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis. The Vanguard Retirement Savings Trust is considered a fully benefit-responsive investment contract.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments, including mutual funds and common trust funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition—The Plan's investments are stated at fair value. Shares of registered investment companies are valued at the net asset value of shares held by the Plan at year-end. The investment in the Vanguard Retirement Savings Trust Fund is recorded based on the underlying net assets of the funds. The Delhaize Stock Fund, comprised primarily of ADRs representing Delhaize Group ordinary stock, is valued based on the quoted market price of ADRs and the related money market mutual fund. Participant loans are valued at cost, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Purchases and sales of investments are recorded on a trade-date-basis. Interest income is accrued when earned. Dividends are recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Management fees and operating expenses charged to the Plan for investments in mutual funds and common trust funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of net appreciation in fair market value of investments for such investments.

Payment of Benefits—Benefit payments to participants are recorded upon distribution.

Administrative Expenses—Substantially all administrative and other expenses of the Plan are paid by the Company.

Net Assets Available for Benefits- Net assets available for benefits are reported at fair value for all investments other than the Vanguard Retirement Savings Trust Fund, which is reported at an amount that reflects contract value for the Vanguard Retirement Savings Trust Fund since that amount is the most relevant measure for the Plan's participants.

Subsequent Events - For purposes of recognition and disclosure in these Financial Statements, management of the Plan has evaluated subsequent events through June 24, 2010, which is the date these financial statements were issued.

3. INVESTMENTS

The Plan's investments that represented 5% or more of the Plan's net assets available for benefits as of December 31, 2009 and 2008 are as follows:

	2009	
	Number of Units or Shares	**Fair Value**
Common trust fund:		
Vanguard Retirement Savings Trust	66,164,823	$67,626,790
Mutual funds:		
American Funds Euro Pacific Growth Fund; R-4 Shares	890,137	33,575,986
Vanguard 500 Index Fund Investor Shares	457,378	46,959,040
Vanguard Capital Opportunity Fund	1,182,756	35,529,985
Vanguard Target Retirement 2025 Fund	2,414,583	27,333,077
PIMCO Total Return Fund, Admin Class	2,465,591	26,628,385
Vanguard Windsor II Fund Investor Shares	1,138,994	26,971,387
Delhaize Stock Fund	1,122,903	21,907,836

	2008	
	Number of Units or Shares	**Fair Value**
Common trust fund:		
Vanguard Retirement Savings Trust	65,143,704	$64,303,054
Mutual funds:		
American Funds Euro Pacific Growth Fund; R-4 Shares	893,513	24,625,223
Vanguard 500 Index Fund Investor Shares	439,743	36,538,257
Vanguard Capital Opportunity Fund	1,145,766	23,190,310
Vanguard Target Retirement 2025 Fund	2,179,599	20,204,885
PIMCO Total Return Fund, Admin Class	1,879,929	19,062,485
Vanguard Windsor II Fund Investor Shares	1,115,058	21,308,759
Delhaize Stock Fund	1,095,947	17,633,784

During 2009, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $62,002,739 as follows:

Mutual funds	$ 58,035,750
Delhaize Stock Fund	3,966,989
Net depreciation in fair value of investments	$ 62,002,739

4. RELATED PARTY TRANSACTIONS

Certain plan investments are shares of mutual funds, units of participation in common trust funds managed by an affiliate of Vanguard and investments in the Delhaize Stock Fund. These transactions qualify as party-in-interest transactions. Vanguard serves as the trustee as defined by the Plan. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2009 and 2008, the Delhaize Stock Fund had a cost basis of $16,821,519 and $16,072,447 respectively.

5. PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

6. FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated June 9, 2003, that the Plan and related trust were designed in accordance with the applicable regulations of the Internal Revenue Code. The Plan has been amended and restated since applying for the determination letter; however, the Company and the plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

7. FAIR VALUE MEASUREMENTS

Financial Accounting Standards Board Accounting Standards Codification Topic 820, *Fair Value Measurements* (ASC 820), establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

<table>
<tr><td>Level 1</td><td>Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.</td></tr>
<tr><td>Level 2</td><td>Inputs to the valuation methodology include:
Quoted prices for similar assets or liabilities in active markets;
Quoted prices for identical or similar assets or liabilities in inactive markets;
Inputs other than quoted prices that are observable for the asset or liability;
Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.</td></tr>
<tr><td>Level 3</td><td>Inputs to the valuation methodology are unobservable and significant to the fair value measurement.</td></tr>
</table>

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2009 and 2008.

Assets at Fair Value as of December 31, 2009

	Level 1	**Level 2**	**Level 3**	**Total**
Mutual Funds	$285,922,289			$285,922,289
Delhaize Stock Fund	21,907,836			21,907,836
Common Trust Fund		67,626,790		67,626,790
Participant loans			19,818,105	19,818,105
Total assets at fair value	$307,830,125	$67,626,790	$19,818,105	$395,275,020

Assets at Fair Value as of December 31, 2008

	Level 1	**Level 2**	**Level 3**	**Total**
Mutual Funds	$203,130,022			$203,130,022
Delhaize Stock Fund	17,633,784			17,633,784
Common Trust Fund		64,303,054		64,303,054
Participant loans			18,819,061	18,819,061
Total assets at fair value	$220,763,806	$64,303,054	$18,819,061	$303,885,921

The table below sets forth a summary of changes in the fair value of the Plan's level 3 assets for the year ended December 31, 2009 and 2008.

Participant loans	2009	2008
Balance, beginning of year	$18,819,061	$17,669,405
Purchases, sales, issuances and settlements (net)	$999,044	1,149,656
Balance, end of year	$19,818,105	$18,819,061

8. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of the Financial Statements to Form 5500 as of December 31, 2009 and 2008 and for the year ended December 31, 2009:

Net assets available for benefits:	December 31, 2009
Net assets available for benefits reported on Form 5500	$395,275,020
Adjustment from fair value to contract value for fully benefit responsive investment contracts	$(1,461,967)
Net assets available for benefits reported on the financial statements	$393,813,053

Net increase in net assets available for benefits:	Year Ended December 31, 2009
Net increase reported on Form 5500	$91,292,575
Adjustment from fair value to contract value for fully benefit responsive investment contracts	$(2,302,617)
Net increase in net assets available for benefits reported on the financial statements	$88,989,958

	December 31, 2008
Net assets available for benefits:	
Net assets available for benefits reported on Form 5500	$303,982,445
Adjustment from fair value to contract value for fully benefit responsive investment contracts	840,650
Net assets available for benefits reported on the financial statements	$304,823,095

******

SUPPLEMENTAL SCHEDULE OF SELECTED FINANCIAL DATA

HANNAFORD SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS HELD (AT END OF YEAR)

DECEMBER 31, 2009

	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
	American Funds Euro Pacific Growth Fund; R4 Shares	Mutual fund	**	$ 33,575,986
	American Funds Growth Fund of America; R4 Class	Mutual fund	**	10,536,737
	PIMCO Funds: Total Return Fund	Mutual fund	**	26,628,385
	Royce Low Priced Stock Fund; Investment Class Shares	Mutual fund	**	8,659,025
*	Vanguard 500 Index Fund Investor Shares	Mutual fund	**	46,959,040
*	Vanguard Capital Opportunity Fund	Mutual fund	**	35,529,985
*	Vanguard Explorer Fund	Mutual fund	**	5,990,707
*	Vanguard Target Retirement 2005 Fund	Mutual fund	**	6,584,593
*	Vanguard Target Retirement 2015 Fund	Mutual fund	**	10,541,951
*	Vanguard Target Retirement 2025 Fund	Mutual fund	**	27,333,077
*	Vanguard Target Retirement 2035 Fund	Mutual fund	**	9,058,710
*	Vanguard Target Retirement 2045 Fund	Mutual fund	**	17,460,970
*	Vanguard Target Retirement Income	Mutual fund	**	2,128,003
*	Vanguard Target Retirement 2010 Fund	Mutual fund	**	2,294,526
*	Vanguard Target Retirement 2020 Fund	Mutual fund	**	3,374,923
*	Vanguard Target Retirement 2030 Fund	Mutual fund	**	1,946,938
*	Vanguard Target Retirement 2040 Fund	Mutual fund	**	872,201
*	Vanguard Target Retirement 2050 Fund	Mutual fund	**	1,150,692
*	Vanguard Total Int'l Stk Index Fund	Mutual fund	**	679,354
*	Vanguard Total Bond Mkt Index	Mutual fund	**	701,697
*	Vanguard extended mkt index	Mutual fund	**	6,924,596
*	Vanguard Prime Money Market	Mutual fund	**	18,806
*	Vanguard Windsor II Fund Investor Shares	Mutual fund	**	26,971,387
*	Vanguard Retirement Savings Trust	Common trust fund	**	67,626,790
*	Delhaize Stock Fund	American Depository Receipts	**	21,907,836
*	Various participants	Participants' loans, interest rates ranging from 4.25% - 9.25%	**	19,818,105
				$ 395,275,020

* Party-in-interest.

** Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee authorized by the Board of Directors of Hannaford Bros. Co. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HANNAFORD SAVINGS AND INVESTMENT PLAN

Date: June 24, 2010

By: 

Name: Alan J. Cardinal
Member of the Administrative Committee

EXHIBITS

The following Exhibit is being filed with this Annual Report on Form 11-K:

Exhibit Number	Exhibit
23.1	Consent of Baker, Newman & Noyes LLC

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-59686) of Etablissements Delhaize Freres et Cie "Le Lion" S.A. of our report dated June 24, 2010 relating to the financial statements of the Hannaford Savings and Investment Plan, which appears in this Form 11-K.

Baker Newman & Noyes
Limited Liability Company

Portland, Maine
June 24, 2010